

May 23, 2022

Christopher Hulls
Chief Executive Officer
Life360, Inc.
539 Bryant Street, Suite 402
San Francisco, CA 94107

> **Re: Life360, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed April 26, 2022**
> **File No. 000-56424**

Dear Mr. Hulls:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G filed April 26, 2022

Business
Overview, page 1

1. We note your disclosure that Life360 has approximately 66% market share of the family safety and location sharing app market based on revenue. Please clarify if this refers to market share in the United States or globally.

Our Products, page 8

2. We note that you generated approximately 23% of your revenue for the year ended December 31, 2021 through the sale of data insights from your member base and the sale of third-party products and services, including through targeted ads within your platform. Please discuss these aspects of your business in this section.

Risk Factors

We depend on retailers and distributors to sell and market our products..., page 36

3.   We note your disclosure that sales through Amazon.com accounted for approximately 53% and 52% of Tile's gross hardware revenue for fiscal year 2021 and the nine months ended December 31, 2021, respectively. Please disclose the material terms of Tile's agreements with Amazon.com and file the agreements as exhibits. You also disclose in Note 2 to Life360's Consolidated Financial Statements that one channel partner accounted for 57% and 54% of your revenue for fiscal years 2021 and 2020, respectively. Please identify this partner in your registration statement and disclose the material terms of your agreements with it. Also, file the agreements as exhibits. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

We rely on a limited number of suppliers, manufacturers, and fulfillment partners..., page 37

4.   Please include a separate risk factor addressing the risks to investors of having the Company's primary manufacturing facilities located in the People's Republic of China and Malaysia. In particular, describe the significant regulatory, liquidity, and enforcement risks. Discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your manufacturing operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Explain whether and how you have undertaken efforts to mitigate related material risks or potential impacts to the Company.

Risks Related to Our Common Stock and CDIs, page 77

5.   We note your disclosure that your exclusive forum provision does not apply to any actions under United States federal securities laws, but that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Please revise your disclosure to state clearly that the exclusive forum provision does not apply to Exchange Act claims. Also, disclose that there is uncertainty as to whether a court would enforce your federal forum selection provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please make corresponding changes to your Choice of Forum disclosure on page 149.

Tile Management's Discussion and Analysis of Financial Condition and Results of Operations, page 104

6.   We note the discussion of Tile's results of operations and liquidity and capital resources for the years ended March 31, 2021 and 2020. Please revise to update your discussion for material changes in results of operations and financial condition for the interim period ended December 31, 2021. Refer to Item 303(c) of Regulation S-K. Ensure that you address how the trends in key performance indicators as of December 31, 2020 and 2021 correlate to your results of operations.

Certain Relationships and Related Transactions, and Director Independence
Fourth Amended and Restated Investors' Rights Agreement, page 139

7.   Please identify the parties to the Investors' Rights Agreement.

Life360, Inc.
Notes to Consolidated Financial Statements
Segment Information, page F-16

8.   We note the disclosure of revenue by geography on page F-17. Please revise to disclose long-lived assets located in your country of domicile and located in all foreign countries in total, and, if assets in an individual foreign country are material, disclose those assets separately. Refer to ASC 250-10-50-41(b).

Note 4. Revenue, page F-17

9.   You indicate that the amount of variable consideration recognized as data revenue is estimated without constraint. Please clarify how you consider the guidance in ASC 606-10-32-11 through 32-13.

10.   In your discussion of data revenue, please revise to address the judgments used in determining the timing of recognition of revenue. Provide the applicable disclosures in ASC 606-10-50-17 through 50-19.

Tile, Inc.
Notes to the Condensed Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Segment Reporting, page F-47

11.   You indicate that long-lived assets are based in the United States and China. Please revise to disclose the amount of long-lived assets in each country. Refer to ASC 250-10-50-41(b).

Note 12. Subsequent Events, page F-64

12.	Please update the date through which subsequent events were evaluated. Refer to ASC 855-10-50-1 and ASC 855-10-S99-2.

Unaudited Pro Forma Condensed Combined Financial Data, page F-91

13.	You state, "The historical consolidated financial data has been adjusted in the unaudited pro forma condensed combined financial data to give effect to pro forma events that are (1) directly attributable to the Tile Acquisition, (2) factually supportable, and (3) with respect to the statement of operations, expected to have a continuing impact on Tile." Tell us what consideration was given to the amendment to Article 11 of Regulation S-X issued in May 2020. Revise, accordingly.

Exhibits

14.	Please file as exhibits the company's office lease agreements. Refer to Item 601(b)(10)(ii)(D) of Regulation S-K. Also, we note that you intend to file the Manufacturing Services Agreement dated March 8, 2017 between Jabil Circuit, Inc. and Tile, Inc. Please disclose the material terms of this agreement in the registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Olivia Bobes, Law Clerk, at (202) 551-7361 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:	Gregory Heibel